Exhibit 12.02
Oceaneering International, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Fixed Charges:
(a) Interest expensed and capitalized	$10,236	$8,785	$7,811	$8,610	$11,965
(b) Amortized premiums, discounts and capital expenses related to indebtedness	447	447	244	235	235
(c) Estimate of interest within rental expense	4,459	3,776	2,875	2,227	1,844
(d) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

	$15,142	$13,008	$10,930	$11,072	$14,044

Earnings:
Added Items:
(a) Pretax income from continuing operations before minority interests and income/loss from equity investees	$84,096	$54,879	$45,090	$57,474	$46,187
(b) Fixed charges	15,142	13,008	10,930	11,072	14,044
(c) Amortization of capitalized interest	621	582	582	582	405
(d) Distributed income of equity investees	—	—	—	—	—
(e) Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

Total added items	99,859	68,468	56,602	69,128	60,636

Subtracted Items:
(a) Interest capitalized	134	397	—	—	2,037
(b) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
(c) Minority interest in pretax income of subsidiaries that have not incurred fixed charges	(481)	(273)	(531)	(74)	(337)

Total subtracted items	(347)	124	(531)	(74)	1,700

Earnings as defined	$100,206	$68,344	$57,133	$69,202	$58,936

Ratio of earnings to fixed charges	6.62	5.25	5.23	6.25	4.20